UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

OCI Partners LP

(Name of Issuer)

Common Units representing Limited Partner Interests

(Title of Class of Securities)

67091N108

(CUSIP Number)

Kevin Struve

Manager, OCIP Holding LLC

c/o OCI USA Inc.

(646) 589-6180

Copy to:

Brett E. Braden, Esq.

Latham & Watkins LLP

811 Main Street, Suite 3700

Houston, Texas 77002

Telephone: (713) 546-5300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 6, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 67091N108

1.	Name of Reporting Person: OCI N.V.
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Netherlands
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 69,497,590
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 69,497,590
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 69,497,590
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 79.9% (1)
14.	Type of Reporting Person: OO (Public Limited Liability Company)

(1)	Based upon 86,997,590 common units of the Issuer reported to be outstanding as of September 30, 2016, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 7, 2016.

CUSIP No.: 67091N108

1.	Name of Reporting Person: OCI USA Inc.
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 69,497,590
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 69,497,590
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 69,497,590
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 79.9% (1)
14.	Type of Reporting Person: CO

(1)	Based upon 86,997,590 common units of the Issuer reported to be outstanding as of September 30, 2016, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 7, 2016.

CUSIP No.: 67091N108

1.	Name of Reporting Person: OCIP Holding LLC
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 69,497,590
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 69,497,590
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 69,497,590
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 79.9% (1)
14.	Type of Reporting Person: OO (Limited Liability Company)

(1)	Based upon 86,997,590 common units of the Issuer reported to be outstanding as of September 30, 2016, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 7, 2016.

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on November 20, 2014, as amended by Amendment No. 1 filed with the Commission on April 23, 2015 (collectively, the “Schedule 13D”). Except as specifically amended by this Amendment No. 2, the information previously reported in the Schedule 13D remains unchanged. Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 2.	Identity and Background

(a)	This Schedule 13D is filed by OCI N.V., a Dutch public limited liability company (“OCI NV”), OCI USA Inc., a Delaware corporation and an indirect wholly owned subsidiary of OCI NV (“OCI USA”), and OCIP Holding LLC (“OCIP Holding”), the direct owner of the securities reported herein and a wholly owned indirect subsidiary of OCI USA. Each of the foregoing is referred to collectively as the “Reporting Persons.”

(b)	The principal business of OCI USA and OCIP Holding is the ownership and operation, directly or indirectly, of integrated methanol and ammonia production facilities and the investment in interests in the Issuer. OCI NV’s principal business is the production of natural gas-based fertilizers and chemicals.

(c)	The business address of OCIP Holding and OCI USA is: 660 Madison Avenue, 19th Floor, New York, New York 10065. The business address of OCI NV is: Mijnweg 1, 6167 AC, Geleen, The Netherlands.

(d)	The name, residence or business address, citizenship, present principal occupation or employment, and the name, principal business and the address of any corporation or other organization in which such employment is conducted of each director and executive officer of each of the Reporting Persons is set forth on Schedule I to this Schedule 13D.

(e)	No Reporting Person, nor any person named in Schedule I, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f)	No Reporting Person, nor any person named in Schedule I, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following paragraphs:

On December 6, 2016, representatives of OCI N.V. delivered a proposal (the “OCI Proposal Letter”) to the Board of Directors of OCI GP LLC, the general partner of the Issuer (the “OCIP Board”), to acquire all of the outstanding Common Units of the Issuer not already owned by the Reporting Persons in exchange for shares of common stock of the OCI N.V., at an exchange ratio of 0.5200 OCI shares for each Common Unit of the Issuer not already owned by the Reporting Persons. The foregoing description of the OCI Proposal Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the OCI Proposal Letter which is filed as Exhibit D hereto and is incorporated by reference in its entirety into this Item 4.

There can be no assurance that any discussions that may occur between OCI N.V. and the Issuer will contain transaction terms consistent with those described in the OCI Proposal Letter or result in the entry into a definitive agreement concerning a transaction or, if such a definitive agreement is reached, will result in the consummation of a transaction provided for in such definitive agreement. Discussions concerning a possible transaction may be terminated at any time and without prior notice. Entry into a definitive agreement concerning a potential transaction and the consummation of any such transaction is subject to a number of contingencies, which are beyond the control of the Reporting Persons, including the satisfactory completion of due diligence, the approval of the OCIP Board and the Board of Directors of OCI N.V., the approval of a conflicts committee established by the OCIP Board, and the satisfaction of any conditions to the consummation of a transaction set forth in any such definitive agreement.

The Reporting Persons do not intend to disclose developments with respect to the foregoing unless and until the OCIP Board and the Board of Directors of OCI N.V. have approved a specific transaction, if any, except as may be required by law. The foregoing is not intended to limit the matters previously disclosed in Item 4 of this Schedule 13D.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

D	OCI Proposal Letter, dated December 6, 2016.

E	Joint Filing Agreement (incorporated by reference to Schedule 13D filed by the reporting persons on November 20, 2014)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2016

OCI N.V.

/s/ Nassef Sawiris
By:	Nassef Sawiris
Its:	Chief Executive Officer

OCI USA Inc.

/s/ Kevin Struve
By:	Kevin Struve
Its:	President

OCIP Holding LLC

/s/ Kevin Struve
By:	Kevin Struve
Its:	Manager

Schedule I

Information regarding each director and executive officer of the Reporting Persons is set forth below.

REPORTING PERSON: OCI N.V.
Name/Title	Affiliation with Reporting Person	Business Address	Principal Occupation or Employment	Citizenship
Nassef Sawiris	Director; Chief Executive Officer of OCI N.V.	OCI N.V. Honthorststraat 19 1071 DC Amsterdam	Chief Executive Officer OCI N.V.	Egypt
Salman Khalid Butt	Director; Chief Financial Officer of OCI N.V.	OCI N.V. Honthorststraat 19 1071 DC Amsterdam	Chief Financial Officer of OCI N.V.	Pakistan
Michael L. Bennett	Independent Non-executive Director and Chairman	OCI N.V. Honthorststraat 19 1071 DC Amsterdam	Director/Advisor	United States
Jan Ter Wisch	Independent Non-executive Director and Vice Chairman	OCI N.V. Honthorststraat 19 1071 DC Amsterdam	Director/Advisor	The Netherlands
Sipko Schat	Independent Non-executive Director	OCI N.V. Honthorststraat 19 1071 DC Amsterdam	Director/Advisor	The Netherlands
Jérôme Guiraud	Non-executive Director	OCI N.V. Honthorststraat 19 1071 DC Amsterdam	Chief Executive Officer NNS Capital (UK) Limited	France
Robert Jan van de Kraats	Independent Non-executive Director	OCI N.V. Honthorststraat 19 1071 DC Amsterdam	Chief Financial Officer and Vice Chairman Randstad Holding N.V.	The Netherlands
Greg Heckman	Independent Non-executive Director	OCI N.V. Honthorststraat 19 1071 DC Amsterdam	Director/Advisor	United States
Anja Motijn	Independent Non-executive Director	OCI N.V. Honthorststraat 19 1071 DC Amsterdam	Director/Advisor	The Netherlands

REPORTING PERSON: OCI USA INC.
Name/Title	Principal Occupation or Employment and Address of Employer	Citizenship
Kevin Struve	President of OCI USA Inc. 660 Madison Avenue, 19th Floor New York, NY 10065	United States

REPORTING PERSON: OCIP HOLDING LLC
Name/Title	Principal Occupation or Employment and Address of Employer	Citizenship
Kevin Struve	Manager OCIP Holding LLC 660 Madison Avenue, 19th Floor New York, NY 10065	United States